CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2006	2005
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$106,731,520	$12,948,640
Marketable securities (note 2)	–	363,906
Amounts receivable and prepaids	638,494	416,971
Due from related parties (note 5)	595,585	448,360
	107,965,599	14,177,877

Equipment	512,457	411,205
Mineral property interests (note 3)	152,177,861	16,706,930

Total Assets	$260,655,917	$31,296,012

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$6,391,200	$3,161,012

Future income tax liability (note 3)	46,194,605	–
	52,585,805	3,161,012

Shareholders' equity
Share capital (note 4 (b))	349,801,771	132,361,949
Contributed surplus (note 4(e))	10,999,298	7,289,377
Deficit	(152,730,957)	(111,516,326)
	208,070,112	28,135,000
Commitments (note 6)

Total Liabilities and Shareholders' Equity	$260,655,917	$31,296,012

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Expenses
Amortization	$26,372	$24,204	$63,348	$68,973
Conference and travel	199,000	146,855	561,031	491,007
Exploration (see schedule of exploration expenses)	16,115,273	15,334,997	34,047,091	32,583,523
Foreign exchange gain	(230,016)	(199,393)	(26,931)	(226,737)
Interest income	(943,467)	(151,973)	(1,253,315)	(471,296)
Legal, accounting and audit	239,834	61,658	607,750	184,903
Office and administration	695,979	695,102	2,309,703	1,892,781
Shareholder communication	68,782	116,347	246,658	290,403
Stock-based compensation - exploration (note 4(d))	203,360	755,470	1,447,998	1,650,088
Stock-based compensation - administration (note 4(d))	845,313	741,983	3,258,116	1,997,289
Trust and filing	29,357	37,850	147,563	133,512
Net loss before the following	17,249,787	17,563,100	41,409,012	38,594,446
Fair value adjustment on price protection guarantee	–	634,128	–	634,128
Gain on sale of marketable securities	–	–	(194,381)	–
Loss for the period	$17,249,787	$18,197,228	$41,214,631	$39,228,574

Basic and diluted loss per common share	$0.20	$0.32	$0.52	$0.72

Weighted average number of
common shares outstanding	86,598,916	57,189,058	79,893,925	54,675,954

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30
	2006	2005
Deficit, beginning of period	$111,516,326	$61,198,495
Loss for the period	41,214,631	39,228,574
Deficit, end of period	$152,730,957	$100,427,069

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Operating activities
Loss for the period	$(17,249,787)	$(18,197,228)	$(41,214,631)	$(39,228,574)
Items not involving cash
Amortization	26,372	24,204	63,348	68,973
Gain on sale of marketable securities	–	–	(194,381)	–
Stock-based compensation	1,048,673	1,497,453	4,706,114	3,647,378
Changes in non-cash working capital items
Amounts receivable and prepaids	51,523	(101,860)	(221,523)	(178,574)
Accounts payable and accrued liabilities	2,225,549	(729,189)	3,230,188	1,058,190
Balances receivable from and payable to related parties	3,448	104,781	(147,225)	(141,589)
Fair value adjustment of price protection guarantee	–	634,128	–	634,128
Cash and equivalents used for operating activities	(13,894,222)	(16,767,711)	(33,778,110)	(34,140,068)

Investing activities
Purchase of equipment	(147,101)	(5,576)	(164,600)	(102,229)
Acquisition costs	–	–	(81,879)	–
Proceeds on sale of marketable securities	–	–	558,287	–
Cash and equivalents provided by (used for) investing activities	(147,101)	(5,576)	311,808	(102,229)

Financing activities
Common shares issued for cash, net of issue costs	99,546,189	7,156,535	127,249,182	39,313,488

Increase (decrease) in cash and equivalents	85,504,866	(9,616,752)	93,782,880	5,071,191
Cash and equivalents, beginning of period	21,226,654	27,163,990	12,948,640	12,476,047

Cash and equivalents, end of period	$106,731,520	$17,547,238	$106,731,520	$17,547,238

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–

Non-cash investing activities
Common shares issued for acquisition (note 3)	$–	$–	$89,194,447	$4,918,309
Fair value of stock options allocated to shares issued upon
exercise	$318,967	$–	$2,768,969	$–

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Assays and analysis	$246,399	$101,861	$346,081	$240,398
Drilling	3,037,880	2,515,265	4,621,348	4,436,847
Engineering	332,172	3,465,057	3,622,795	6,357,652
Environmental	3,864,624	3,473,523	9,855,058	10,055,510
Equipment rental	11,166	12,926	38,411	34,594
Freight	455,018	133,460	820,130	447,283
Geological	389,006	336,638	827,128	819,920
Graphics	6,509	13,340	17,966	62,534
Helicopter	2,377,008	2,186,220	3,904,080	3,997,748
Property fees and assessments	44,317	43,880	122,626	132,665
Site activities	3,756,909	2,306,680	5,847,764	3,716,650
Socioeconomic	1,265,548	528,498	3,422,927	1,861,823
Travel and accommodation	328,717	217,649	600,777	419,899
Incurred during the period	16,115,273	15,334,997	34,047,091	32,583,523
Cumulative expenditures, beginning of period	104,953,194	60,843,485	86,661,376	43,594,959
Cumulative expenditures, end of period	$121,068,467	$76,178,482	$120,708,467	$76,178,482

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

2.	MARKETABLE SECURITIES

	Number			Carrying
	of shares	Cost	Market value	value
September 30, 2006
Taseko Mines Limited common shares	nil	$–	$–	$–

December 31, 2005
Taseko Mines Limited common shares	256,272	$715,000	$533,046	$363,906

The Company’s investment in 256,272 common shares of Taseko Mines Limited was sold during the nine months ended September 30, 2006 for proceeds of $558,287.

3.	MINERAL PROPERTY INTERESTS

Pebble Property

Balance, December 31, 2005	$16,706,930
Changes during the period
Acquistion of 20% carried contractual interests held by HDGI	135,389,052
Acquisition costs	81,879
Mineral Property Interests, September 30, 2006	$152,177,861

On May 31, 2006, the Company acquired 100% of the outstanding common shares of Hunter Dickinson Group Inc. (”HDGI”) for purchase price of 14,002,268 common shares of the Company. HDGI held the 20% carried contractual interests in the Pebble Property and is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being significant shareholders of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange has accepted the acquisition transaction.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The results of HDGI’s operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the assets acquired and liabilities assumed on the date of acquisition:

Mineral property interest	$135,389,052
Future income tax liability	(46,194,605)
Purchase price	$89,194,447

Consideration – 14,002,268 common shares	$89,194,447

In June 2006, having completed the acquisition of HDGI and being discharged of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% owned subsidiaries, owns a 100% right, title and interest in the entire Pebble Property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance at December 31, 2005	60,092,607	$132,361,949
Issued during fiscal 2006
Options exercised	1,153,731	5,800,602
Warrants exercised, net of issue costs of $922,550	6,985,344	34,004,170
Common shares issued upon acquisition	14,002,268	89,194,447
Common shares issued pursuant to share purchase agreement, net of issue costs
of $14,040 (1)	8,745,845	87,444,410
Common shares returned to treasury (note 6)	(345,340)	(1,772,776)
Fair value of stock-options allocated to shares issued on exercise	–	2,768,969
Balance at September 30, 2006	90,634,455	$349,801,771

(1)

On July 28, 2006 the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable for one common share) for the period ended September 30, 2006 is:

	Exercise	Dec 31			Expired/	Sept 30
Expiry date	price	2005	Issued	Exercised	cancelled	2006
Sept. 18, 2006	$5.00	6,985,344	–	(6,985,344)	–	–

Weighted average exercise price		$5.00	$–	$5.00	$–	$–

(d)	Share purchase options

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants.

A new share option plan was approved by the Board and by the shareholders in June 2006. The new share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the period ended September 30, 2006 is:

	Exercise	Dec 31			Expired /	Sept 30
Expiry date	price	2005	Granted	Exercised	cancelled	2006
November 30, 2006	$4.65	100,000	–	–	–	100,000
November 30, 2006	$5.00	1,897,500	–	(1,022,200)	–	875,300
September 28, 2007	$5.40	150,000	–	(21,600)	–	128,400
November 30, 2007	$4.50	170,000	–	(13,299)	–	156,701
November 30, 2007	$5.31	641,666	–	(96,632)	(26,668)	518,366
December 14, 2007	$5.37	15,000	–	–	–	15,000
April 30, 2009	$7.25	–	471,500	–	–	471,500
April 30, 2009	$9.81	–	62,500	–	–	62,500
April 30, 2011	$7.25	–	1,125,000	–	–	1,125,000
		2,974,166	1,659,000	(1,153,731)	(26,668)	3,452,767

Weighted average exercise price		$5.05	$7.35	$5.03	$5.31	$6.16

At September 30, 2006, there were 1,677,079 options exercisble, with a weighted average price of $5.06 per share.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2006 and 2005 have been reflected in the statement of operations as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Exploration
Engineering	$12,034	$279,600	$521,185	$577,746
Environmental, socioeconomic and land	6,201	125,910	154,789	233,171
Geological	185,125	349,960	772,024	839,171
Exploration	203,360	755,470	1,447,998	1,650,088
Operations and administration	845,313	741,983	3,258,116	1,997,289
Total compensation cost recognized in
operations, credited to contributed surplus	$1,048,673	$1,497,453	$4,706,114	$3,647,377

The weighted average assumptions used to estimate the fair value of options granted during 2006 and 2005 were:

	Three months ended		Nine months ended
		September 30	September 30
	2006	2005	2006	2005
Risk-free interest rate	4%	3%	4%	3%
Expected life	2.8 years	2.2 years	4.4 years	2.2 years
Vesting period	0 – 24 months	0 – 18 months	0 – 24 months	0 – 18 months
Expected volatility	53%	76%	53%	76%
Expected dividend yield	nil	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

Contributed surplus, December 31, 2005	$7,289,377
Changes during the period
Non-cash stock-based compensation	4,706,114
Common shares returned to treasury (note 6)	1,772,776
Fair-value of stock options allocated to shares issued on exercise	(2,768,969)
Contributed surplus, September 30, 2006	$10,999,298

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Nine months ended
	September 30		September 30
Transactions	2006	2005	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc.	$791,501	$660,722	$2,453,649	$1,932,948
Hunter Dickinson Group Inc.	–	3,200	–	9,600
Sidev Holdings Ltd.	28,799	51,625	140,140	155,187
Galahad Gold plc	–	–	–	151,658
Beattie Consulting Ltd.	–	7,655	1,950	7,655

Balances receivable (payable)	At September 30, 2006	At December 31, 2005
Hunter Dickinson Inc.	$595,585	$451,560
Hunter Dickinson Group Inc.	–	(3,200)
	$595,585	$448,360

6.	COMMITMENTS

The Company was previously committed to guarantee the resale of 1,772,775 common shares of the Company (“NDM Resource Land shares”) issued to Teck Cominco American Incorporated (“Teck Cominco”) pursuant to an agreement to acquire the Resource Lands of the Pebble copper-gold-molybdenum property, for proceeds of US$9,938,600. At December 31, 2005, 473,700 of the 1,772,775 NDM Resource Land shares had been sold for proceeds of US$2,039,902. During the period ended June 30, 2006, the Company managed the sale of an additional 1,277,028 NDM Resource Land shares for proceeds paid to Teck Cominco of US$7,898,698, and thereby releasing its commitment regarding the resale of the NDM Resource Lands shares. During the period ended September 30, 2006, Teck Cominco returned the remaining 22,047 NDM Resource Land shares to the Company’s treasury.

The Company was also committed to guarantee the resale of 977,795 common shares of the Company (“NDM Exploration Lands shares”) for proceeds of US$4 million to Teck Cominco pursuant to an agreement to acquire the Exploration Lands of the Pebble copper-gold-molybdenum property. During the period ended June 30, 2006, the Company had managed the sale of 654,502 NDM Exploration Lands shares for proceeds paid to Teck Cominco of approximately US$4,000,000, and thereby releasing its commitment regarding the resale of the NDM Exploration Lands shares. During the period ended September 30, 2006, Teck Cominco returned the remaining 323,293 NDM Exploration Lands shares to the Company’s treasury.

In total, 345,340 common shares of the Company at a value of $1,772,276 were returned by Teck Cominco to the treasury of the Company.